[NNN Apartment REIT, Inc. Letterhead]

July 18, 2006
VIA FACSIMILE ((202) 772-9210) AND EDGAR
Jennifer Gowetski, Attorney Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	NNN Apartment REIT, Inc. File No. 333-130945
Dear Ms. Gowetski:
     NNN Apartment REIT, Inc., a Maryland corporation (the “Company”) hereby acknowledges to the Securities and Exchange Commission (the “Commission”) in connection with its Registration Statement on Form S-11, as amended (the “Registration Statement”), that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Thank you for your anticipated cooperation in this matter. Please call me if you have any questions.

Sincerely,
/s/ Andrea R. Biller

Andrea R. Biller Secretary

1551 North Tustin Avenue, Suite 200 ● Santa Ana, CA 92705
tel 714.667.8252 ● www.1031nnn.com● fax 714.667.6860